Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

December 2, 2010

Contact:

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

FOR IMMEDIATE RELEASE

Barclays Expands iPath® Exchange Traded Notes Platform in Canada

Lists Two iPath® ETNs Linked to US Treasury Futures Indices on Toronto Stock Exchange

New York, NY (December 2, 2010) – Barclays Bank PLC announced today the cross-listing of two iPath® Exchange Traded Notes (ETNs) on the Toronto Stock Exchange. The iPath ETNs are linked to US Treasury futures indices and provide exposure to fixed income strategies. The iPath ETNs are:

•	iPath® US Treasury Steepener ETN (Ticker Symbol: SST)

•	iPath® US Treasury Flattener ETN (Ticker Symbol: FFL)

“We are pleased to continue the expansion of our iPath ETN platform in Canada and to provide investors with innovative investment solutions. The ETNs allow investors to express their views on the shape of the US Treasury yield curve,” said Philippe El-Asmar, Managing Director, Head of Investor Solutions at Barclays Capital.

Barclays listed seven iPath ETNs on the Toronto Stock Exchange in December 2009. The ETNs are designed to provide investors with convenient access to the returns of market benchmarks, less applicable costs and investor fees. The ETNs are senior, unsecured, unsubordinated debt securities that trade in the secondary market during trading hours at market prices, and may typically be redeemed in at least 50,000 units on a daily basis directly to Barclays*. Currently, there are 70 ETNs listed globally with over US$8.4 billion assets under management.

Barclays PLC has a growing presence in Canada through Barclays Capital, its investment banking division. Barclays Capital has offices in Toronto and Calgary, providing investment products and services to corporate, government and institutional clients. The firm also operates a growing commodities trading business in the region. In 2009, Barclays Bank PLC successfully secured a bank license from the Canadian banking regulator to commence and carry on business as a foreign bank branch under the name Barclays Bank PLC, Canada Branch.

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs nearly 147,000 people. Barclays moves, lends, invests and protects money for 48

*	The issuer may, from time to time, in its sole discretion, reduce, in part or in whole, the typical minimum redemption amount of 50,000 units. Any such redemption will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.

Contact:

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

iPath ETNS

For further information about the iPath ETNs go to: http://www.iPathETN.com.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to investing directly in an index or in any particular index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

“Barclays Capital US Treasury 2Y/10Y Yield Curve IndexTM”, “Barclays Capital 2Y US Treasury Futures Targeted Exposure IndexTM”, “Barclays Capital 10Y US Treasury Futures Targeted Exposure IndexTM” and “Barclays Capital Long Bond US Treasury Futures Targeted Exposure IndexTM” are trademarks of Barclays Bank PLC.

© 2010 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

FOR U.S. INVESTORS ONLY:

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

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